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                                                                    Exhibit I(3)


                                  OPINION AND

                                  CONSENT OF

                                 ROPES & GRAY

    (as to the MML Small Cap Growth Equity Fund and MML Growth Equity Fund)
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                                April 28, 1999



MML Series Investment Fund
1295 State Street
Springfield,  MA 01111

Ladies and Gentlemen:

     We are furnishing this opinion in connection with the proposed offer and sale from time to time by MML Series Investment Fund (the "Trust") of an indefinite number of shares of beneficial interest (the "Shares") in each of MML Growth Equity Fund and MML Small Cap Growth Equity Fund pursuant to a post-effective amendment to the Trust's Registration Statement on Form N-1A (File No. 2-39334) under the Securities Act of 1933, as amended.

     We are familiar with the action taken by the Trustees of the Trust to authorize the issuance of the Shares. We have examined the Trust's records of Trustee action, its By-Laws and its Agreement and Declaration of Trust, as amended to date. We have examined such other documents as we deem necessary for the purposes of this opinion.

     We assume that, upon sale of the Shares, the Trust will receive the authorized consideration therefor, which will at least equal the net asset value of the Shares.

     We assume that appropriate action has been taken to register or qualify the sale of the Shares under any applicable state laws regulating offerings and sales of securities.

     Based upon the foregoing, we are of the opinion that the Trust is authorized to issue an unlimited number of Shares, and that, when the Shares are issued and sold after the post-effective amendment to the Registration Statement has been declared effective and the authorized consideration therefor is received by the Trust, they will be validly issued, fully paid and nonassessable by the Trust.
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     The Trust is an entity of the type commonly known as a "Massachusetts business trust". Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Trust or any series of the Trust (a "Series"). However, the Agreement and Declaration of Trust (i) provides that all persons extending credit to, contracting with or having any claim against the Trust or a Series shall look only to the assets of the Trust or the assets of the Series and that the shareholders shall not be liable therefor, and (ii) requires that notice of such disclaimer of shareholder liability be given in every note, bond, contract, instrument, writing, certificate or undertaking made or issued by the Trustees or by any officers or officer of the Trust. The Agreement and Declaration of Trust provides for indemnification out of the assets of a particular Series for all loss and expense of any shareholder held personally liable for the obligations of that Series solely by reason of his or her being or having been a shareholder. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which the relevant Series would be unable to meet its obligations.

     We consent to the filing of this opinion as an exhibit to the aforesaid post-effective amendment to the Trust's Registration Statement.

                                     Very truly yours,



                                     Ropes & Gray